

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 8, 2013

Via E-mail
Gabriel Margent
Chief Financial Officer and Director
Gold Hills Mining, Ltd (FKA Ardent Gold Limited)
100 Wall Street, 10th Floor
New York, NY 10005

      **Re: Gold Hills Mining, Ltd (FKA Ardent Gold Limited)
              Form 10-K for Fiscal Year Ended June 30, 2012
              Filed October 15, 2012
              File No. 000-50423**

Dear Mr. Margent:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ John Reynolds

                              John Reynolds
                              Assistant Director